Exhibit 99.1

SINOVAC Board of Directors Announces Adjournment of Special Meeting of Shareholders Until Appropriate Court Can Make a Final Decision on the Validity of the PIPE Shares

On July 7 Antigua Court restricted PIPE shares from voting in Special Shareholder Meeting, but Eastern Caribbean Court of Appeal granted a temporary stay of the injunction shortly before Special Meeting

2018 PIPE transaction authorized by the former board deemed an “Imposter Board” by UK Privy Council

Board continues to govern Company and remains committed to its mission of restoring fairness, delivering value, and protecting the rights of all valid shareholders

Paying Agent has begun distributing the special cash dividend of US$55.00 per common share to SINOVAC shareholders

BEIJING, July 9, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced that the Special Meeting of Shareholders (the “Special Meeting”) held on Wednesday, July 9, 2025 at 8:00 a.m. China Standard Time (Tuesday, July 8, 2025 at 8:00 p.m. Atlantic Standard Time) has been adjourned, pending resolution of litigation in Antigua related to the validity of shares issued following an invalid private investment in public equity (“PIPE”) to Advantech/Prime and Vivo Capital (together known as the “Dissenting Investor Group”).

The PIPE transaction was authorized by the former board, deemed an “Imposter Board” by the UK Privy Council in an unappealable ruling in January 2025. Given the ongoing litigation and provisional nature of the Court of Appeal’s decision to stay the prohibition of Vivo Capital and Advantech/Prime from voting the disputed shares, the Special Meeting was adjourned until the appropriate court can make a final and non-appealable decision regarding the validity of the PIPE shares and if they can be voted at a meeting of the Company.

ANTIGUA COURT DECISION

On July 7, 2025, the Eastern Caribbean Supreme Court of Antigua and Barbuda (the “Antigua Court”) granted an interim injunction prohibiting the holders of the PIPE shares from voting those shares at the Special Meeting, pending the Antigua Court’s determination of its jurisdiction and the validity of those shares.

In his decision, presiding Justice Tunde Ademola Bakre determined there were serious issues presented to the Court. He stated that the issue of whether the PIPE shares were properly allotted, or not, would need to be carefully evaluated. The Judge determined that a refusal of the injunction would cause an irredeemable loss, while the grant of the application may only cause a temporary setback for Prime/Advantech and Vivo Capital if eventually their shares are adjudged to have been properly issued.

Advantech/Prime immediately filed an appeal with the Eastern Caribbean Court of Appeal seeking a temporary stay of the injunction order pending a hearing of their stay application. The Court of Appeal temporarily stayed the injunction order. SINOVAC has not yet had the opportunity to respond.

Additionally, today, Justice Bakre dismissed an application by Vivo Capital for a stay of the injunction order, which was argued by lawyers for each of Vivo Capital, Advantech/Prime, and the Company before the High Court of Antigua.

The Board has a fiduciary duty to respond to all legal proceedings on behalf of SINOVAC, as well as implement the Privy Council’s judgment and order.

In the meantime, the Board continues to govern the Company and remains committed to its mission of restoring fairness, delivering value and protecting the rights of all valid shareholders. The Board will continue to prioritize dividend distributions according to its previously announced policy, work with NASDAQ to resume trading, and explore a future listing on the Stock Exchange of Hong Kong to promote liquidity and maximize value creation. The Board deeply appreciates the overwhelming support received from shareholders throughout this process.

ADDITIONAL INFORMATION

For more details on the misdeeds and shareholder harm caused by the Imposter Former Board and Dissenting Investor Group, visit our website www.votesinovac.com.

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S. and (646) 543-1968 outside the U.S. or via email at SinovacSpecialMeeting@georgeson.com.

If you have questions about the dividend payment process, please contact the Dividend Information Agent: D.F. King & Co., Inc., 28 Liberty Street, 53rd Floor, New York, NY 10005, Attention: Sinovac Biotech Ltd. Special Dividend; Email: sva@dfking.com, with a subject line of Sinovac Biotech Ltd, Special Dividend

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global
Sinovac@fgsglobal.com